EXHIBIT 12

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The consolidated ratios of fixed charges and preferred stock dividends to earnings for each of the five years indicated below are as follows:

	Year E nded December 31,
	2013	2012	2011	2010	2009
Earnings:
Income before income taxes	$26,924	$27,989	$16,983	$13,397	$11,210
Plus interest expense	13,503	14,322	16,501	20,875	27,894

Earnings including interest on deposits	40,427	42,311	33,484	34,272	39,104
Less interest on deposits	5,672	6,206	8,346	10,711	14,792

Earnings excluding interest on deposits	$34,755	$36,105	$25,138	$23,561	$24,312

Fixed charges and preferred stockdividend requirements (pre-tax):
Including interest on depositsand capitalized interest	$13,503	$14,322	$16,501	$22,677	$29,614
Less interest on deposits	5,672	6,206	8,346	10,711	14,792

Excluding interest on deposits	$7,831	$8,116	$8,155	$11,966	$14,822

Ratio of earnings to fixed chargesand preferred stock dividendrequirements (pre-tax):
Including interest on deposits	2.99	2.95	2.03	1.51	1.32
Excluding interest on deposits	4.44	4.45	3.08	1.97	1.64